FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated October 12, 2006- Logan Resources Ltd. Concludes Drill Program At Heidi for the Season

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  6 November, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Thursday October 12, 2006
LOGAN RESOURCES LTD. CONCLUDES DRILL PROGRAM AT THE HEIDI FOR THE SEASON

Vancouver – Thursday, October 12, 2006 - Logan Resources Ltd. (TSXV:LGR) today announced that due to the onset of winter weather conditions, the Company has concluded its diamond drill program at the Heidi gold project for the season. Two holes, totaling approximately 1400 feet (427 metres) were completed. Sulphide mineralization was intersected in both. All drill core samples have been shipped to Acme Analytical Labs in Vancouver. Results will be released when they are received.

The Company will return early next spring to continue evaluating its priority targets. Company geologists will now be processing the geological data obtained from the exploration program at Heidi and honing the targets for the continuation of the diamond drill program this spring.

“We have pushed the drilling as late into the season as possible. With each hole, the Company gains a significant amount of information that enables our team to refine our targets and further our understanding of the geological and economic potential of the project. Our geologists are encouraged by what they have been able to examine. We look forward to returning to Heidi as well as Shell Creek and Cheyenne to continue advancing these projects,” stated Seamus Young, President & CEO.

Logan is testing the coincident Induced Polarization anomaly, magnetometer anomaly and gold soil geochemical anomaly outlined at Heidi that combined cover an area 1 km by 500 m. Mineralization has been traced along surface for 2 km. This is the first time the property has been drilled.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan’s properties.

The Company will be exhibiting at the Chicago Natural Resource Conference & Exhibition October 13 & 14, 2006 at the Holiday Inn Rolling Meadows Convention Centre, 3405 Algonquin Road, Rolling Meadows, IL.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Seamus Young”
SEAMUS YOUNG, PRESIDENT, CEO

For Further Information Please Contact:

Seamus Young, President and CEO, syoung@loganresources.ca

Michael Hibbitts, Vice President Exploration, mhibbitts@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.